UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           TESSERA TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   88164L100
                                   ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 18, 2003
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No. 88164L100                                           Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Investor AB

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 [  ]

6        Citizenship or Place of Organization

                  Sweden

         Number of            7          Sole Voting Power
           Shares                              5,520,161
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               0
         Reporting
           Person             9          Sole Dispositive Power
            With                               5,520,161

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,520,161

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  14.37%

14       Type of Reporting Person (See Instructions)

                  OO

                                                             Page 3 of 10 Pages


                  This Statement on Schedule 13D relates to shares of common stock, par value $.001 per share (the "Shares"), of Tessera Technologies, Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report its recent acquisition of Shares, as a result of which the Reporting Person may be deemed to be the beneficial owner of more than 5% of the outstanding Shares.

Item 1.           Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 3099 Orchard Drive, San Jose, CA 95134.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of Investor AB ("Investor AB", or the "Reporting Person").

                  This Statement relates to the Shares held for the accounts of Investor AB and Investor Group, L.P., a Guernsey limited partnership ("Investor Group"). Investor AB is the ultimate general partner of Investor Group and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for the account of Investor Group.

                              The Reporting Person

                  Investor AB, is a publicly held Swedish company, with its principal place of business at Arsenalsgatan 8c, S-103 32 Stockholm, Sweden. Its principal business is as a diversified industrial holdings company. Current information concerning the identity and background of the directors and officers of Investor AB is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  During the past five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 3.

                  The securities held for the accounts of Investor AB and Investor Group may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  All of the Shares reported herein as having been acquired or disposed of from the accounts of Investor AB and Investor Group were acquired or disposed of for investment purposes. Except as set forth below and in Item 6, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                              Page 4 of 10 Pages

                  Mr. Borje Ekholm ("Mr. Ekholm"), an employee of Investor AB, serves on the Board of Directors of the Issuer. As a Director of the Issuer, Mr. Ekholm may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Ekholm also beneficially owns 10,000 Shares. The Reporting Person expressly disclaims beneficial ownership of the Shares held for the account of Mr. Ekholm.

                  The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) Investor AB may be deemed the beneficial owner of 5,520,161 Shares (approximately 14.37% of the total number of Shares outstanding). This number consists of A) 3,864,113 Shares held for its account and B) 1,656,048 Shares held for the account of Investor Group.

                  (b) Investor AB may be deemed to have sole power to direct the voting and disposition of 5,520,161 Shares.

                  (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since September 27, 2003 (60 days prior to the date hereof) by the Reporting Person.

                  (d) The partners of Investor Group, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of Investor Group in accordance with their ownership interests in Investor Group.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Prior to the Issuer's initial public offering ("IPO"), each of Investor AB and Investor Group held for their accounts shares of Issuer's Series C, D, E and F preferred stock (the "Preferred Stock"). Upon the closing of the Issuer's IPO on November 18, 2003, the Issuer's Preferred Stock automatically converted into Shares. As a result, Investor AB acquired 4,214,113 Shares and Investor Group acquired 1,806,048 Shares upon the automatic conversion of their shares of Preferred Stock pursuant to the IPO. Investor AB and Investor Group also sold certain of their Shares pursuant to the IPO. Investor AB sold 350,000 Shares and Investor Group sold 150,000 Shares in the IPO at a transaction price of $12.09.

                  From time to time, the Reporting Person may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, the Reporting Person may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                                                              Page 5 of 10 Pages

                  Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 6 of 10 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     November 26, 2003              INVESTOR AB


                                         By:   /s/ Michael Oporto
                                               ---------------------------------
                                               Michael Oporto
                                               Attorney-in-Fact


                                         By:   /s/ Henry Gooss
                                               ---------------------------------
                                               Henry Gooss
                                               Attorney-in-Fact

                                                              Page 7 of 10 Pages

                                     ANNEX A

                      Directors and Officers of Investor AB


Name/Title/
Citizenship          Principal Occupation                      Business Address
-----------          --------------------                      ----------------

Claes Dahlback       Chairman, Chairman of Gambro AB,          Investor AB
Director             IBX, Stora Enso Oyj and Vin &             Arsenalsgatan 8c
(Swedish)            Spirit AB; Director of Findus AB,         S-103 32
                     AB Svensk Stiftelseforvaltning, W         Stockholm, Sweden
                     Capital Management AB

Jacob Wallenberg     Vice Chairman, Chairman of SEB, AB        Investor AB
Director             Svensk Stiftelseforvaltning and the       Arsenalsgatan 8c
(Swedish)            Knut and Alice Wallenberg Founda-         S-103 32
                     tion, Director of ABB Ltd., WM-           Stockholm, Sweden
                     data, the Confederation of Swedish
                     Enterprise and the Nobel Foundation

Marcus Wallenberg    President and Chief Executive Officer,    Investor AB
Director             Vice Chairman of Telefonaktiebolaget      Arsenalsgatan 8c
(Swedish)            LM Ericsson, SEB and Saab AB; Director    S-103 32
                     of AstraZeneca PLC, the Knut and Alice    Stockholm, Sweden
                     Wallenberg Foundation, SAS Assembly of
                     Representatives, Stora Enso Oyj,Scania
                     AB, EQT Partners AB, Hi3G AB and AB
                     Svensk Stiftelseforvaltning

Hakan Mogren         Vice Chairman of AstraZeneca PLC and      Investor AB
Director             Gambro AB, Chairman of Affibody Tech-     Arsenalsgatan 8c
(Swedish)            nology AB and Reckitt Benckiser PLC       S-103 32
                     and the Research Institute and            Stockholm, Sweden
                     Economic Union (IUI), the Swedish-
                     American Foundation and Swedish-British
                     Chamber of Commerce, and the Swedish-
                     Japanese Foundation; Director of the
                     Marianne and Marcus Wallenberg Foundation and member of the Royal Swedish Academy of Engineering Sciences (IVA)

Sune Carlsson        Chairman of Atlas Copco AB                Investor AB
Director                                                       Arsenalsgatan 8c
(Swedish)                                                      S-103 32
                                                               Stockholm, Sweden

Anders Scharp        Chairman of Aktiebolaget Skf, and Saab    Investor AB
Director             AB; Director of Nederman Holding AB       Arsenalsgatan 8c
(Swedish)            and member of Engineering Sciences        S-103 32
                                                               Stockholm, Sweden

                                                              Page 8 of 10 Pages

Peter D. Sutherland  Chairman and Managing Director of         Investor AB
Director             Goldman Sachs International and BP        Arsenalsgatan 8c
(Irish)              p.l.c.; Director of The Royal Bank        S-103 32
                     of Scotland Group p.l.c. and Telefon-     Stockholm, Sweden
                     aktiebolaget LM Ericsson

Bjorn Svedberg       Chairman of Hi3G Access, Nefab AB,        Investor AB
Director             Salcomp Oy, Viviance AB, Chalmers         Arsenalsgatan 8c
(Swedish)            University of Technology and the          S-103 32
                     Royal Academy of Engineering Sciences     Stockholm, Sweden
                     (IVA); Director of Saab AB, the Knut
                     and Alice Wallenberg Foundation,
                     Gambro, the Financial Supervisory
                     Authority and the Morgan Stanley Dean
                     Witter European Advisory Board

O. Griffith Sexton   Advisory Director at Morgan Stanley;      Investor AB
Director             Adjunct Professor at the Columbia         Arsenalsgatan 8c
(American)           Business School, and visiting             S-103 32
                     lecturer at Princeton University's        Stockholm, Sweden
                     Bendheim Center for Finance

Ulla Litzen          President of W Capital Management AB,     Investor AB
Director             Director of AB Svensk Stiftelsefor-       Arsenalsgatan 8c
(Swedish)            valtning, Aktiebolaget Skf, Atlas         S-103 32
                     Copco AB, Kaco Bio AB and Posten AB       Stockholm, Sweden

Peter Wallenberg     Honorary Chairman, Chairman of the Knut   Investor AB
Director             and Alice Wallenberg Foundation;          Arsenalsgatan 8c
(Swedish)            Honorary Chairman of Atlas Copco          S-103 32
                                                               Stockholm, Sweden

Borje Ekholm         Executive Vice President, New             Investor Growth
Executive Vice       Investments, New York, Director of        Capital, Inc.
President            Tessera Technologies, Inc., WM-           12 East 49th St.
(Swedish)            Data AB, B2 Bredband International        N.Y., N.Y. 10017
                     AB, and AB Chalmers Invest

Lars Wedenborn       Chief Financial Officer and Executive     Investor AB
Chief Financial      Vice President, Director of Grand Group   Arsenalsgatan 8c
Officer & Executive  AB, Stockholmborsen AB, WM-Data AB        S-103 32
Vice President                                                 Stockholm, Sweden
(Swedish)


                  Except as set forth in Item 4 herein with regard to the security ownership of Mr. Borje Ekholm, to the best of the Reporting Person's knowledge:

                  (a) None of the above persons hold any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                              Page 9 of 10 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------
A.       Power of Attorney,  dated  December 13, 2000,  granted
         by Investor AB in favor of Borje Ekholm, Henry Gooss
         and  Michael Oporto..................................                10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, INVESTOR AB, hereby makes, constitutes and appoints each of Borje Ekholm, HENRY GOOSS and MICHAEL OPORTO, acting individually, as its agent and attorney-in-fact for the limited purpose outlined below. Any two of the appointed agents and attorneys-in-fact acting jointly are hereby authorized to execute in the name of the undersigned all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 13th day of December, 2000.


                                      INVESTOR AB


                                      By:      /s/ Marcus Wallenberg
                                               ---------------------------------
                                               Name:  Marcus Wallenberg
                                               Title:  President and Chief
                                                       Executive Officer


                                      By:      /s/ Lars Wedenborn
                                               ---------------------------------
                                               Name:  Lars Wedenborn
                                               Title:  Chief Financial Officer